

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

Omri Hagai
Chief Financial Officer
NewcelX Ltd.
Hohstrasse 1
8302 Kloten, Switzerland

     Re: NewcelX Ltd.
         Registration Statement on Form F-3
         Filed May 11, 2026
         File No. 333-295770

Dear Omri Hagai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Gary Emmanuel